Filed Pursuant to Rule 433

Registration Statement No. 333-193385

January 23, 2014

AMPHENOL CORPORATION

Final Term Sheet

January 23, 2014

Issuer:	Amphenol Corporation

Principal Amount:	$750,000,000

Ratings (Moody’s / S&P)*:	Baa2 / BBB

Trade Date:	January 23, 2014

Settlement Date:	January 30, 2014 (T+5)

Maturity:	January 30, 2019

Coupon (Interest Rate):	2.55%

Price to Public:	99.846%

Yield to Maturity:	2.583%

Benchmark Treasury:	1.50% due December 31, 2018

Spread to Benchmark Treasury:	+100 bps

Benchmark Treasury Price and Yield:	99-19+ and 1.583%

Interest Payment Dates:	January 30 and July 30, commencing July 30, 2014

Redemption Provision:	Prior to December 30, 2018, make-whole call at any time at a discount rate of U.S. Treasury Rate plus 15 basis points; par call at any time on and after December 30, 2018

CUSIP/ISIN:	032095 AC5 / US032095AC54

Joint Book-Running Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc. J.P. Morgan Securities LLC RBS Securities Inc.

Santander Investment Securities Inc. TD Securities (USA) LLC

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 888-603-5847 or HSBC Securities (USA) Inc. at 866-811-8049 or Wells Fargo Securities, LLC at 800-326-5897.